Filed Pursuant to Rule 433
September 27, 2007

Relating to
Prospectus dated August 16, 2006
Registration No. 333−136666

THE BEAR STEARNS COMPANIES INC.

6.40% GLOBAL NOTES DUE OCTOBER 2, 2017
FINAL TERMS AND CONDITIONS

Issuer:	The Bear Stearns Companies Inc.
Expected Ratings:
A1/ A+ / A+

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	September 27, 2007
Settlement Date:	October 2, 2007 (T+3)
Total principal amount (USD):	$2,500,000,000
Coupon:	6.40%
Note Type:	Senior Global Notes / SEC Registered
Maturity Date:	October 2, 2017
Public Offering Price	99.708%
Accrued Interest	None
Initial Interest Payment Date	April 2, 2008
Interest Payment Dates	On the second day of each April and October
Day count:	30 / 360
Yield/Spread:	6.440% / +187.5 basis points vs. UST 4.750% 08/15/17
Minimum denomination:	$1,000 minimum, $1,000 integral multiples thereafter
Optional Redemption	Non-call life
US Treasury Spot:	101-14+/ 4.565%
Gross Underwriting Fee:	0.450%
Management Fee:	0.1125%
Underwriting Fee:	0.1125%

Selling Concession:	0.225%
Gross Proceeds:	$2,492,700,000
Net Proceeds to Issuer:	$2,481,450,000
CUSIP:	073902PR3
Lead Managers:	Bear, Stearns & Co. Inc; Bear, Stearns International Limited
Senior Co-Managers:	Citigroup, RBC Capital Markets
Co-Managers:	BB&T Capital Markets, Banc of America Securities LLC, BNP PARIBAS, Danske Markets Inc, Goldman, Sachs & Co., Scotia Capital, Wells Fargo Securities
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.